EXHIBIT 99.1

29 June 2007	For media enquiries please call Peter Baker on:
Tel: (02) 8274 5239.
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
James Hardie appoints new Director
The Supervisory Board of James Hardie Industries has appointed Catherine Walter to the company’s Supervisory and Joint Boards (the Board), effective 1 July 2007.
Mrs Walter is an Australian resident with extensive legal and business experience at both executive and board levels. She worked as a commercial lawyer in major firms for 20 years and was Managing Partner of Clayton Utz solicitors in Melbourne. She has extensive experience with business and educational organisations and has served on Federal government taskforces. She now serves on a number of listed public companies’ boards, and government and charitable bodies. Her current directorships include Orica Limited, Australian Foundation Investment Company, Melbourne Business School and Walter & Eliza Hall Institute of Medical Research.
Her former directorships include the Australian Stock Exchange, National Australia Bank, Queensland Investment Corporation and Vodafone Pacific Limited.
James Hardie chairman, Don DeFosset, said Mrs Walter’s appointment is a continuation of the Board renewal process initiated last year.
“Catherine has the personal qualities and values to make an important contribution to the balanced composition of this demanding Board,” said Mr DeFosset. “She is extremely well-qualified to assist with the complex issues that the James Hardie Board has to deal with as it continues its growth strategy in a number of jurisdictions. Apart from her considerable legal and business expertise, her track record in corporate governance will provide additional strength to the Board in this important area.”
As required by the company’s Articles of Association, Mrs Walter will stand for re-election at the Annual General Meeting to be held in Amsterdam on 17 August 2007.
END
Contact details follow

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Media Enquiries:
Peter Baker

Telephone:	61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “should”, “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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